UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-228888

Investment Company Act File Number

Wildermuth Endowment Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

818 A1A Highway
Ponte Vedra Beach, Florida	32082
(Address of principal executive offices)	(Zip Code)

(678) 222-3100

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended December 31, 2019.

On February 28, 2020, the Registrant, including its Audit Committee, concluded that the Registrant’s independent auditors would not be able to complete their scheduled audit of the Registrant’s financial statements for the year ended December 31, 2019 prior to March 2, 2020, due principally to difficulties experienced by the auditor in establishing an auditable and verifiable basis for certain security valuations. The Registrant’s Board of Trustees, including the Audit Committee thereof, is working with management and the Registrant’s independent auditors to complete the audit for fiscal year 2019, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. As a result, and while the Registrant’s Board of Trustees and its independent auditor are confident that the audit can and will be completed, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2019 (the “Annual Report”) or to file Form N-CSR for the period ended December 31, 2019 (the “Form N-CEN”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to shareholders by March 2, 2020 and to file Form N-CEN by March 11, 2020. The Registrant respectfully requests that the date for transmission of the Annual Report to shareholders be extended to April 15, 2020, and the date for filing Form N-CSR be extended to April 24, 2020.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

John H. Grady

Practus, LLP

137 Airdale Road

Bryn Mawr, PA 19010

(484) 730-8535

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT FUND

By:	/s/ Daniel Wildermuth

Date: March 2, 2020